FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of February 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG S.A. announces a consent solicitation in respect of its Senior Notes and Term Loan B

Paris, France – February 6, 2017

CGG S.A. (“CGG”) today announces that it is soliciting consents (the “Solicitation”) to permit the appointment of a ‘mandataire ad hoc’ (a French facilitator for creditor negotiations) from (i) the holders of each series of Senior Notes and (ii) the creditors under the Term Loan B.

“Senior Notes” means CGG’s 7.750% Senior Notes due 2017 (CUSIP: 204386AK2 / ISIN: US204386AK24), 6.500% Senior Notes due 2021 (CUSIP: 204384AB7 / ISIN: US204384AB76; CUSIP: F1704UAD6 / ISIN: USF1704UAD66), 5.875% Senior Notes due 2020 (Reg. S ISIN: XS1061175607 / Reg. S Common Code: 106117560; Rule 144A ISIN: XS1061175862 / Rule 144A Common Code: 106117586) and 6.875% Senior Notes due 2022 (Reg. S CUSIP: F1704UAC8 / Reg. S ISIN: USF1704UAC83; Registered CUSIP: 12531TAB5 / Registered ISIN: US12531TAB52).

“Term Loan B” means the $342 million term loan facility with CGG’s subsidiary, CGG Holding (US) Inc., as borrower.

Rationale for the solicitation

CGG announced on January 5, 2017 that in a difficult market environment expected to remain similar in 2017, it considered that the Group’s debt level was too high. It therefore intends to commence discussions with all its stakeholders in their various jurisdictions in order to achieve a financial restructuring. The objective of this restructuring would be to provide CGG with a level of indebtedness and cost of debt that is substantially reduced and sustainably adapted to its revenues. To that end, CGG will make proposals to its creditors and to its shareholders. The market will be informed in due time of the outcome of these discussions.

In order to facilitate discussions with all of its stakeholders, CGG wishes to have the ability to request the appointment of a mandataire ad hoc, which requires the agreement of the relevant creditors in accordance with various credit agreements and bond documents.

The purpose of the Solicitation is to obtain the consent, at the requisite majority, of (i) the holders of each series of Senior Notes and (ii) the creditors under the Term Loan B such that CGG would have the option, if desired, to request the appointment of a mandataire ad hoc, without such action constituting an Event of Default under the Senior Notes and Term Loan B documentation.

CGG has had discussions regarding this Solicitation with an ad hoc Committee of its Senior Notes who represent 36.75% of the 6.500% Senior Notes due 2021, 9.03% of the 5.875% Senior Notes due 2020 and 46.99% of the 6.875% Senior Notes due 2022. The ad hoc committee members have advised CGG that they will support the Solicitation with respect to the Senior Notes. CGG has had similar discussions with holders representing 79.9% of the Term Loan B. These holders have indicated that they will support the Solicitation with respect to the Term Loan B.

To date, CGG has already secured the requisite consent of the lenders under its French revolving credit facility, the US revolving credit facility of CGG Holding (US) Inc. and the Nordic credit facility of its subsidiary CGG Geo Vessels to the potential appointment of a mandataire ad hoc.

CGG confirms that it has not yet decided whether or not to seek the appointment of a mandataire ad hoc and has not taken any steps to appoint a mandataire ad hoc. CGG remains in full compliance under its Senior Notes and loan documentation.

Details of the solicitation

The Solicitation with respect to the Senior Notes will expire at 5:00 pm New York City time on February 17, 2017 unless extended by CGG.

The Solicitation with respect to the Term Loan B will expire at 5:00 pm New York City time on February 10, 2017 unless extended by CGG.

CGG has retained Lucid Issuer Services to serve as its Tabulation and Information Agent for the Solicitation with respect to the Senior Notes. Copies of the Consent Solicitation Statement can be obtained from Lucid Issuer Services Limited (Attention: Yves Theis / Thomas Choquet, +44 (0) 20 7704 0880, cgg@lucid-is.com).

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs around 6,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 6th, 2017	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO